04038896

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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RECD S.E.C.
JUL 22 2004
1088

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

C&T Enterprises, Inc.
Exact name of registrant as specified in charter

0001070652
Registrant CIK Number

U-1/A
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

070-10185
SEC file number, if available

Robert O. Toombs, President & CEO
Name of Person Filing the Document
(If other than the Registrant)

PROCESSED
JUL 23 2004
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lewisburg, State of Pennsylvania July 22, 19 2004

C&T Enterprises, Inc.
(Registrant)

By: R O Toombs Robert O. Toombs, President & CEO
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 19 ____, that the information set forth in this statement is true and complete.

By: ________________
(Name)

____
(Title)

SEC 2082 (3-99)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GENERAL INSTRUCTIONS TO FORM SE

I. Use of Form SE

A. This form shall be used by an electronic filer for the submission of any required paper format exhibit pursuant to the Securities Act of 1933, the Securities Exchange Act of 1934, the Public Utility Holding Company Act of 1935, the Trust Indenture Act of 1939, or the Investment Company Act of 1940, provided that submission of such exhibit in paper format is permitted pursuant to Rule 201 or Rule 202 of Regulation S-T (§§232.201 and 232.202 of this chapter). It also may be used for the submission of any other paper format document permitted by Rule 311 of Regulation S-T (§232.311 of this chapter).

B. Attention is directed to the General Rules and Regulations under the Securities Act of 1933, the Securities Exchange Act of 1934, the Trust Indenture Act of 1939, the Public Utility Holding Company Act of 1935 and the Investment Company Act of 1940. Requirements applicable to electronic submission are set forth in Regulation S-T (Part 232 of this chapter) and the EDGAR Filer Manual.

II. Preparation and Filing of the Form

A. Four complete copies of the Form SE and three complete copies of exhibits filed thereunder shall be submitted in paper format.

B. The Form SE shall be submitted in the following manner:

1. If the subject of a temporary hardship exemption is an exhibit only, the exhibit shall be filed under cover of this form no later than one business day after the date on which the exhibit was to be filed electronically.

2. An exhibit filed pursuant to a continuing hardship exemption, or any other document filed in paper under cover of Form SE (other than an exhibit filed pursuant to a temporary hardship exemption), as allowed by Rule 311 of Regulation S-T, may be filed up to six business days prior to, or on the date of filing of, the electronic format document to which it relates but shall not be filed after such filing date. If a paper document is submitted in this manner, requirements that the document be filed with, provided with or accompany the electronic filing shall be satisfied. Any requirements as to delivery or furnishing the information to persons other than the Commission shall not be affected by this Instruction.

C. The registrant, or person other than the registrant, shall identify the documents being filed. Attach any paper format exhibit and an exhibit index as required by Item 601 of Regulation S-K (§229.601 of this chapter).

D. One copy of the form shall be manually signed by each person on whose behalf the form is submitted or by an authorized representative. If the form is signed by the authorized representative of a person (other than an executive officer or general partner), evidence of the authority of the representative to sign on behalf of such person shall be filed with the form, provided, however, that a power of attorney for this purpose that is already on file with the Commission may be incorporated by reference.

E. If the form is submitted in connection with a temporary hardship exemption, signatures may be in typed form rather than manual format.

EXHIBIT E-1

Maps of Tri-County, Claverack, Citizens, Wellsboro and Valley Systems


C & T ENTERPRISES
LEGEND
C & T ENTERPRISES
NYSEG 345 KV LINES
PENELEC 115 KV LINES
PENELEC 230 KV LINES
PENELEC 500 KV LINES
ALLEGANY , N.Y.
STEUBEN , N.Y.
CHEMUNG , N.Y.
WAVERLY , N.Y.
CLAVERACK R.E.C.
TRI-COUNTY R.E.C.
PENNSYLVANIA
ERIE
CRAWFORD
WARREN
McKEAN
POTTER
TIOGA
BRADFORD
SUSQUEHANNA
WAYNE
PIKE
FOREST
ELK
CAMERON
SULLIVAN
WYOMING
LACKAWANNA
VENANGO
CLARION
JEFFERSON
CLINTON
LYCOMING
MONTOUR
COLUMBIA
LUZERNE
MONROE
BUTLER
ARMSTRONG
CLEARFIELD
CENTRE
UNION
SNYDER
NORTHUMBERLAND
SCHUYLKILL
CARBON
NORTHAMPTON
LEHIGH
INDIANA
ALLEGHENY
CAMBRIA
BLAIR
JUNIATA
DAUPHIN
BERKS
BUCKS
WESTMORELAND
HUNTINGDON
PERRY
LEBANON
CUMBERLAND
LANCASTER
MONTGOMERY
SOMERSET
BEDFORD
FULTON
FRANKLIN
ADAMS
YORK
CHESTER
DELAWARE
FAYETTE


C & T ENTERPRISES
LEGEND
CLAVERACK REC
TRI-COUNTY REC
WELLSBORO ELECTRIC
CITIZENS ELECTRIC
VALLEY ENERGY
C & T ENTERPRISES
NYSEG 345 KV LINES
PENELEC 115 KV LINES
PENELEC 230 KV LINES
APS/WPP 48 KV LINES
ALLEGANY, N.Y.
STEUBEN, N.Y.
CHEMUNG, N.Y.
WAVERLY, N.Y.
CLAVERACK R.E.C.
TRI-COUNTY R.E.C.
PENNSYLVANIA
ERIE
CRAWFORD
WARREN
MCKEAN
POTTER
TIOGA
BRADFORD
SUSQUEHANNA
WAYNE
PIKE
ELK
CAMERON
FOREST
MERCER
VENANGO
CLARION
JEFFERSON
LAWRENCE
BUTLER
ARMSTRONG
CLEARFIELD
CLINTON
LYCOMING
SULLIVAN
WYOMING
LACKAWANNA
LUZERNE
MONROE
CENTRE
UNION
MONTOUR
COLUMBIA
NORTHUMBERLAND
SNYDER
CARBON
SCHUYLKILL
NORTHAMPTON
LEHIGH
BEAVER
ALLEGHENY
INDIANA
CAMBRIA
BLAIR
MIFFLIN
JUNIATA
DAUPHIN
LEBANON
BERKS
BUCKS
WESTMORELAND
HUNTINGDON
PERRY
WASHINGTON
CUMBERLAND
LANCASTER
MONTGOMERY
GREENE
FAYETTE
SOMERSET
BEDFORD
FULTON
FRANKLIN
ADAMS
YORK
CHESTER
DELAWARE

C & T ENTERPRISES


LEGEND
CLAVERACK REC
TRI-COUNTY REC
WELLSBORO ELECTRIC
CITIZENS ELECTRIC
VALLEY ENERGY
C & T ENTERPRISES
NYSEG 345 KV LINES
PENELEC 115 KV LINES
PENELEC 230 KV LINES
PENELEC 500 KV LINES
APS/WPP 46 KV LINES
ALLEGANY , N.Y.
STEUBEN , N.Y.
CHEMUNG , N.Y.
WAVERLY , N.Y.
NEW YORK
PENNSYLVANIA
CLAVERACK R.E.C.
TRI-COUNTY R.E.C.
McKEAN
POTTER
TIOGA
BRADFORD
SUSQUEHANNA
WAYNE
ELK
CAMERON
LYCOMING
SULLIVAN
WYOMING
LACKAWANNA
PIKE
CLINTON
MONTOUR
COLUMBIA
LUZERNE
MONROE
CLEARFIELD
CENTRE
UNION
SNYDER
NORTHUMBERLAND
CARBON
NORTHAMPTON
SCHUYLKILL
LEHIGH
CAMBRIA
BLAIR
MIFFLIN
JUNIATA
HUNTINGDON
PERRY
DAUPHIN
LEBANON
BERKS
BUCKS
LEWIS RUN
FARMERS VALLEY
PAPER CITY
FOREST
RIDGWAY
CARBON CENTER
ELKO
EMPORIUM
WHETSTONE
HARVEY RUN
DUBOIS
ROCKTON MT.
SHAWVILLE
QUEHANNA
MOSHANNON
CHAPMAN
LOBO
MILESBURG
LYCOMING
ELLISPORT
LEWISBURG
CITIZENS ELECTRIC
MILTON
SUNBURY
COLUMBIA
MONTOUR
BERWICK
SUSQUEHANNA
HARWOOD
MOUNTAIN
JENKINS
STANTON
LACKAWANNA
PECKVILLE
WALLENPAUPACK
BUSHKILL
SHAWNEE
FRACKVILLE
EAST PALMERTON
SIEGFRIED
ALBURTIS
JUNIATA
POTTER
GOLD
OSCEOLA
TOWER HILL
EAST TOWANDA
SOUTH TROY
GROVER
MEHOOPANY
LAUREL LAKE
THOMPSON
NYSEG 345 KV


C & T ENTERPRISES
LEGEND
CLAVERACK REC
TRI-COUNTY REC
WELLSBORO ELECTRIC
CITIZENS ELECTRIC
VALLEY ENERGY
C & T ENTERPRISES
NYSEG 345 KV LINES
PENELEC 115 KV LINES
PENELEC 230 KV LINES
PENELEC 500 KV LINES
APS/WPP 46 KV LINES
ALLEGANY, N.Y.
STEUBEN, N.Y.
CHEMUNG, N.Y.
WAVERLY, N.Y.
CLAVERACK R.E.C.
TRI-COUNTY R.E.C.
ERIE
CRAWFORD
WARREN
McKEAN
POTTER
TIOGA
BRADFORD
SUSQUEHANNA
WAYNE
PIKE
MERCER
VENANGO
FOREST
ELK
CAMERON
CLINTON
LYCOMING
SULLIVAN
WYOMING
LACKAWANNA
LUZERNE
MONROE
CLARION
JEFFERSON
LAWRENCE
BUTLER
ARMSTRONG
CLEARFIELD
CENTRE
MONTOUR
COLUMBIA
UNION
NORTHUMBERLAND
SCHUYLKILL
CARBON
NORTHAMPTON
LEHIGH
SNYDER
BEAVER
INDIANA
MIFFLIN
JUNIATA
ALLEGHENY
CAMBRIA
BLAIR
DAUPHIN
LEBANON
BERKS
BUCKS
WESTMORELAND
HUNTINGDON
PERRY
WASHINGTON
CUMBERLAND
LANCASTER
MONTGOMERY
CHESTER
DELAWARE
SOMERSET
BEDFORD
FAYETTE
GREENE
FULTON
FRANKLIN
ADAMS
YORK
PENNSYLVANIA